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December 2, 2015

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited Draft Registration Statement on Form F-1 Submitted September 28, 2015 CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated October 23, 2015 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on September 28, 2015 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted. In addition to revising the Registration Statement to address the comments raised by the Staff in its letter, the Company has also included financial statements as of September 30, 2015 and for the nine months ended September 30, 2014 and 2015 in the Revised Draft Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with a copy of the written communications, as defined in Rule 405 under the Securities Act, that the Company is presenting to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE: The Company confirms that it will supplementally provide to the Staff any graphics, maps, photographs and related captions or other artwork that it intends to use prior to including them in the prospectus.

3.	We note that a large portion of your Business section includes information provided by Oliver Wyman, Inc. Please tell us what consideration you have given to filing Oliver Wyman’s commissioned report as an exhibit to the registration statement. In this regard, please refer to Rule 408(a) of Regulation C.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that Rule 408(a) of Regulation C requires registrants to add “such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.” The Company believes that the portions of the prospectus that reference information provided by Oliver Wyman, Inc. are clear, accurate and not misleading and do not require additional information to be added to the prospectus. As a result, the Company believes it is not required to file Oliver Wyman’s commissioned report.

Prospectus Summary, page 1

4.	Please revise your disclosure here and throughout the prospectus to clarify whether you do business exclusively in China. In particular, please clarify whether your marketplace facilitates investments by investors located outside China and, if so, whether it would facilitate investments from investors located in the United States.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 109 to clarify that the loans facilitated on its marketplace are currently made to borrowers located exclusively in China and are funded by investors domiciled in China. The Company has not facilitated any loans for investors located in the United States.

Risk Factors

Failure to maintain relationships with cooperation partners . . . , page 16

5.	If applicable, please revise this risk factor to discuss any current agreements between either Tencent or Baidu and the company’s competitors.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it is not aware of any current agreements between Tencent or Baidu and any of the Company’s competitors that are similar in nature to the agreements the Company has with these parties.

If delinquencies or defaults on loans facilitated . . . , page 17

6.	Please revise to quantify the default rate of loans facilitated on your platform in recent periods.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 20 that the Company’s overall annualized average default rate of loans on its marketplace has historically been less than 6%. The average annualized default rate for loans covered by the Safeguard Program has been 5.7%, while the average default rate for loans not covered by the Safeguard Program has been 5.4%. For more information on the default rate broken down by the Company’s proprietary scoring categories and associated definitions, please see the response to comment 29 below.

Also, as added under the section in Management’s Discussion and Analysis of Financial Condition and Results of Operations entitled “Key Factors Affecting Our Results” on page 76, the Company believes that a key measure in assessing the effectiveness of the Company’s platform is average annual investment return, which is calculated as the annual return to investors on the Company’s marketplace net of credit losses and, in the case of lifestyle loans (see page 4 of the prospectus for a discussion of the Company’s loan categories), taking into account payments from the Safeguard Program. The Company believes this is a more meaningful metric for investors on the Company’s marketplace than default rate, and is used by the Company’s management in assessing the effectiveness and desirability of its marketplace to investors.

Fraudulent activity occurring on or through our marketplace . . . , page 17

7.	Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it has not experienced any material business or reputational harm as a result of fraudulent activities in the past. The Company has also revised its disclosure on page 21 accordingly.

Our quarterly results may fluctuate significantly, page 19

8.	Please reconcile your inclusion of this risk factor with your discussion related to being exempt from quarterly results requirements under “We are a foreign private issuer within the meaning of the rules . . . ,” on page 48.

RESPONSE: In response to the Staff’s comment above, the Company notes that although it is exempt from reporting quarterly results due to its status as a foreign private issuer, as a public company it plans to voluntarily report selected financial and operating results on a quarterly basis.

If negative publicity arises with respect to us, our industry . . . , page 21

9.	Please revise to discuss recent developments in the peer-to-peer lending industry in China, such as lending platform bankruptcies or failures in the last year, and any resulting negative impact on China’s online consumer finance marketplace industry in general. Alternatively, if you do not believe these developments are material, please tell us why.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 24.

The facilitation of loans through our marketplace . . . , page 30

10.	Please revise to clarify whether in the past you have been subject to any material fines or other penalties under any PRC laws or regulations that prohibit illegal fund raising.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 35 to clarify that it has not been subject to any such fines or penalties.

Dilution, page 58

11.	Please revise the first sentence of the first paragraph to state that your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the company’s pro forma, as adjusted net tangible book value per ADS after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares, and (ii) this offering. In addition, state that dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted net tangible book value per ordinary share attributable to the existing shareholders for the company’s outstanding ordinary shares.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 63.

12.	Please revise the first sentence of the second paragraph to state that the company’s net tangible book value as of December 31, 2014 was approximately US$ (28.417) million or US$ (1.8) per ordinary share as of that date and US$ per ADS. In addition, define pro forma, as adjusted net tangible book value per ordinary share.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 63.

Enforcement of Civil Liabilities, page 60

13.	Please revise your discussion under this heading as follows:

•	We note your reference to your PRC legal counsel, Haiwen & Partners. Please include discussion of the PRC, including whether shareholders may originate actions in the PRC based on U.S. securities laws and whether a treaty or reciprocity exists between the PRC and either the U.S. or the Cayman Islands; and

•	The disclosure should cover all material jurisdictions as necessary, for example, Hong Kong and the British Virgin Islands.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 66 to include a discussion of the PRC, including whether shareholders may originate actions in the PRC based on U.S. securities laws and whether a treaty or reciprocity exists between the PRC and either the U.S. or the Cayman Islands. The Company respectfully submits that no other jurisdictions, including Hong Kong and the British Virgin Islands, are material with respect to the Company and its operations or the enforcement of civil liabilities against the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Effectiveness of Our Proprietary Credit Assessment Technology, page 69

14.	We note your disclosure that you “have made and will continue to make substantial investment” in research and development activities. Please include the quantified disclosures required by Item 5.C. of Form 20-F regarding your research and development activities.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 76.

Key Components of Results of Operations, page 69

15.	Please revise to provide a discussion of the revenues recognized from upfront fees and account management fees for the periods presented.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 77 and 78.

16.	We note that the number of loans facilitated increased in excess of 100% during fiscal 2014 and that there was not a similar increase in transaction and service fees recognized during the same period. So that the reader has a better understanding of the correlation between loans facilitated and the amount of transaction and service fees recognized, please revise to provide a discussion of the amount and types of fees recognized on each loan (e.g., based on type or maturity) and whether there are any differences in the fees charged during the loan facilitation process.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 77 and 78. The transaction and service fees did not increase in direct proportion with the total number of loans mainly because the fees are charged based on loan amount and not in a fixed amount per loan. While the number of loans increased by over 100% in 2014, the total loan amount only increased by approximately 60% in 2014 as compared to the previous year. In addition, the average loan size decreased in 2014 as the Company engaged in facilitating loans in smaller amounts. The Company launched the offering of consumption loans on its marketplace in the fourth quarter of 2014. The average loan size of such consumption loans and related transaction and service fees are significantly lower than those for lifestyle loans, as shown in the response to comment 17 below. The timing of when fees are recognized as revenue varies for certain loans due to different contract terms, but there is no significant change to the actual fees charged in 2014 as compared to 2013.

17.	Please revise to disclose in tabular format, for each period presented, the composition of the loans facilitated by type or maturity or borrower or any significant barometer the company utilizes to evaluate and analyze its operations. The average interest rate for each of the loans facilitated should be presented for each period presented in order to give the reader a more enhanced understanding of the company’s business operations.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that management evaluates the loans facilitated on the Company’s marketplace based primarily on the loan maturities and loan amounts. The Company categorizes the vast majority of loans facilitated on its marketplace as either consumption loans or lifestyle loans. Consumption loans are loans of less than three months, which generally have a principal amount of up to RMB6,000 (approximately US$950). Consumption loans are made either using our proprietary predictive selection technology or based on behavior of the borrower on the Company’s marketplace. Lifestyle loans are loans with terms of between three months and three years, which generally have a principal amount of up to RMB100,000 (approximately US$16,000). Borrowers of lifestyle loans are required to submit their data for verification at one of the Company’s data verification centers prior to the loan being issued.

Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2013		2014		2015
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee
Consumption loans	Less than 3 months	N/A	N/A	21%	1% of loan principal	21%	1-2% of loan principal
Lifestyle loans	3 months to 3 years	17%	16% of loan principal	17%	16% of loan principal	15%	16% of loan principal

The Company has revised page 77 to include this data.

18.	The company should also provide similar type loan information in regard to its micro-lending operations.

RESPONSE: In response to the Staff’s comment above, the Company has revised page 77 to include the following data regarding micro-credit loans.

		2013		2014		2015
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee
Micro-credit loans	1 year to 3 years	N/A	N/A	18%	1% of loan principal	18%	1% of loan principal

Operating expenses, page 70

19.	We note the increase in servicing expenses recognized in 2014 in comparison to 2013 due, in part, to the increase in data verification costs on longer term loans. So that the reader has a better understanding of the maturity length of the loans, please revise to provide adequate discussion of the maturity length of the loans facilitated in these respective periods identifying the types of loans that are considered to be larger, longer term loans.

RESPONSE: In response to the Staff’s comment above, the Company has revised the disclosure on page 79 to explain that the increase in servicing expenses was primarily due to an increase in the number of data verification centers the Company set up in order to meet the processing needs arising from the growing demand for lifestyle loans.

20.	Please revise to address the increases recognized in the different types of sales and marketing expenses during 2014 in comparison to 2013.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 79.

21.	Please revise to address the increases recognized in the different types of general and administrative expenses during 2014 in comparison to 2013.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 79.

PRC, page 72

22.	Please revise to disclose how the implementation of the VAT programs has impacted the disclosure presentations in the financial statements.

RESPONSE: The Company respectfully advises the Staff that the VAT impact is immaterial as the Company’s major subsidiaries are not yet subject to VAT, and therefore no specific disclosure has been made in the Company’s financial statements. The VAT is reported as a deduction to revenue when incurred. Any VAT payable is recorded as a liability on the balance sheet.

Critical Accounting Policies

Safeguard Program, pages 73-74

23.	We note your statement that at loan inception and upon subsequent loan repayments, a certain percentage of the amount is collected and segregated by the company in a restricted cash account. Please expand the disclosure here and in Note 2 –Summary of Significant Accounting Policies – (n) Safeguard Program to state how you determine this percentage as well as the amount of the percentage.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 83 and F-12 of Note 2 to the consolidated financial statements.

24.	Reference is made to the fourth sentence of the second paragraph. Please revise to state that the ASC Topic 450 component (not ASC 50) is a contingent liability, determined on a pool basis, representing the obligation to make future payments under the Safeguard Program.

RESPONSE: The Company respectfully advises the Staff that the ASC reference on page 83 has been revised accordingly.

25.	Please tell us how the company determines the fair value of the receivables and payables associated with the Safeguard Program. In addition, please revise to provide a rollforward of the activity within the Safeguard Program which includes beginning balances, additions, reductions due to payouts, fair value adjustments and the ending balances for each of the periods presented.

RESPONSE: The Company respectfully advises the Staff that the Company measures the payables associated with the Safeguard Program at fair value at inception. In determining such fair value, the Company refers to ASC 460-10-30-2(b) and considers what premium would be required by the Company to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party. The Company determines the premium or price of the guarantee based on the estimated loss rate of the underlying loan based on the risk profile and credit score of the individual borrowers. Each borrower is assigned with a price based on his or her respective score. Similarly, the Company records a Safeguard Program receivable by estimating the future contributions that are expected to be received over the term of the loan. The receivable amount is estimated based on the Safeguard Program contributions that are expected to be made by the marketplace investors as stated in the signed contracts.

The Company has revised page F-39 to include the roll-forward of Safeguard Program.

Business

Borrowers, page 97

26.	Please revise the last paragraph on page 97 to disclose whether the credit diligence and verification performed by your network of data verification centers has shown significant instances of invalid information provided by potential borrowers and the procedures the company takes once it identifies instances of invalid information.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 109 to disclose that no significant instances of fraud have been identified and that an applicant is automatically rejected if invalid or fraudulent information is found in his or her application.

Our Network of Facilities, page 99

27.	We note that you intend to expand to 240 data verification centers in 150 cities in China by 2019. Please revise to quantify, to the extent you are able, the estimated funds necessary to finance your expansion plans.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 111 to quantify the estimated funds necessary to finance the Company’s expansion plans.

Proprietary, Advanced Technology Platform, page 99

28.	Please disclose whether a loan facilitated on your platform would show up on a borrower’s credit report. Also please revise to clarify whether you allow borrowers to hold more than one loan at a time. If multiple loans are possible, please tell us what consideration you have given to adding a risk factor disclosing that your business model could allow for borrowers to borrow money from one group of lenders to pay off notes to other lenders.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that loans facilitated on the Company’s platform do not show up on a borrower’s credit report issued by the People’s Bank of China (the “PBOC”) because PBOC credit reports only cover traditional banking credit. The Company has revised its disclosure on page 107 to clarify that borrowers are not permitted to hold more than one loan at a time on the Company’s platform. Nevertheless, borrowers may obtain additional loans from other lending marketplaces or other sources.

Credit Scoring, page 100

29.	We note your disclosure regarding your use of a proprietary credit scoring algorithm to assess the creditworthiness of potential borrowers and that each of your “algorithms score potential borrowers into three principal score regions with four groups per region.” Please revise to:

•	disclose any minimum criteria that a potential borrower must reach in order to qualify for each of the three principal score regions;

•	disclose the amounts of loans originated in each principal score region at the end of each period presented;

•	discuss how these three principal scores relate to the likelihood of loss relative to each region; and

•	clarify whether any of the loan scores/regions would be considered to be non-prime.

RESPONSE: The Company has revised its disclosure on pages 113 and 114 to reflect the additional information requested by the Staff.

30.	We note your disclosure that your credit scoring algorithms “produce scoring decisions based on hundreds of data variables.” Please expand your discussion to identify the material data variables that impact a potential borrower’s credit score. As appropriate, please provide illustrative examples to explain how variations in material data points may affect, either favorably or unfavorably, a potential borrower’s credit score.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 113 and 114 to provide illustrative examples of data variables it considers in assessing creditworthiness.

31.	Please revise to discuss the liability that the company assumes, if any, if it fails to correctly assign a credit score to a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of assigning an incorrect score to a particular borrower.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it does not assume, and has not assumed, any liability for failing to correctly assign a credit score to a particular borrower.

The Company notes that it faces the risk that if its credit scoring technology does not accurately predict creditworthiness, its platform may be less attractive to borrowers and investors, as set forth in the risk factor on page 18 titled “If our proprietary credit assessment technology is ineffective, our platform may be less attractive to potential borrowers and investors, our reputation may be harmed and our market share could decline.”

Automated Decisioning, page 101

32.	Please revise to clarify whether a borrower whose loan request has been declined is prohibited from applying again. If this is not the case, disclose whether there is a risk that a borrower could apply again using different self-reported/unverified information and be approved.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 115 to indicate that individuals whose applications for lifestyle loans are denied are permitted to apply again at a later date (at which time their information will be re-verified). Since the Company verifies information that it receives from a potential lifestyle loan borrower using its proprietary technology and methods, the Company does not believe there is a material risk that loans will be approved based on unverified information.

Strategic Cooperation Agreements, page 101

33.	Please disclose in greater detail the material terms and conditions of the Strategic Cooperation Agreements that you entered into with each of Tencent and Baidu. Please also file the agreements as exhibits to the registration statement or provide us an analysis supporting your determination that you are not required to do so. See Item 601(b)(10) of Regulation S-K for additional guidance.

RESPONSE: The Company respectfully submits that it does not view either of the existing strategic relationships as being material to the Company’s operations and the Company has therefore reduced the prominence of these arrangements throughout the Revised Registration Statement. Similarly, it does not believe that it is required to file the related agreements as exhibits to the Registration Statement for the same reason. In particular, the Company is not dependent upon the data, loan distribution channels or other benefits it receives from these parties. In addition, the impact of these arrangements has not been material to the Company’s financial condition or results of operations. The Company believes that it would be able to replicate these types of arrangements with other data cooperation partners in China, since neither the Tencent nor Baidu arrangements are exclusive. In fact, the Company has begun working with other third parties that can provide similar services to the Company and is currently in the testing phases with some of these partners for potentially broader cooperative arrangements. For these reasons, the Company does not believe the existing agreements merit further detailed disclosure or are required to be filed as exhibits to the Registration Statement.

Safeguard Program and Account Management Services, page 103

34.	We note the disclosures relating to the Safeguard Program. Please revise to more clearly explain the disclosures as it relates to the Safeguard Program and the payment of funds to the respective investor “when funds are available” and “to the extent funds are available.” Further, if adequate funds to repay the investor are not available within the program, address whether the company is liable for these amounts and how this is considered in the determination of the fair value of the individual and overall payables at each reporting period.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 116 and 117.

The Company is not liable to the investor even if there are no available funds in the Safeguard Program. The Company is not required to use any of its funds outside of the fees specifically collected for the Safeguard Program. At loan inception, the Company determines the Safeguard Program contribution based on fair value, with the delinquency rate of the loan being based on the underlying risk profile. Subsequently, the Company reviews the initial delinquency rate using actual historical experience for past and existing loans, and also performs a projection of future contributions and collections attributable to the Safeguard Program from existing loans. The estimated cash payouts from current and future contributions are taken into consideration when determining the Safeguard Program liability. The estimated collectible amount is recognized as Safeguard Program receivables. In addition, as mentioned in the response to comment 25, only lifestyle loans are subject to Safeguard Program contributions. Consumption loans are not eligible for the Safeguard Program. For the nine months ended September 30, 2015, approximately 51% of the loans originated on our marketplace (based on RMB volumes) were consumption loans. The Company expects consumption loans to represent an increasing portion of the loans facilitated in its marketplace both in terms of the number of borrowers and loan amounts going forward. In addition, sophisticated investors may elect not to participate in the Safeguard Program. Therefore, the Safeguard Program will become less relevant to investors on our marketplace.

35.	Please discuss whether there are any circumstances under which a delinquent borrower’s payment schedule may be modified.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that there are no circumstances upon which a delinquent borrower’s payment schedule may be modified.

Regulation, page 106

36.	Please revise your discussion under this heading as follows:

•	Include further discussion of the Guidelines that you may not be in full compliance with referenced under “Regulations Related to the Marketplace Lending Industry,” on page 106. We note also your reference on page 31, that “[you] believe” our marketplace does not violate PRC laws and regulations prohibiting illegal fundraising. Please ensure that your PRC opinion includes a corresponding assessment; and

•	Revise your discussion of the Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding foreign Investment under “Regulations Related to Company Establishment and Foreign Investment,” on page 108, to make clear the category of your various businesses.

RESPONSE: The Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Include further discussion of the Guidelines that you may not be in full compliance with referenced under “Regulations Related to the Marketplace Lending Industry,” on page 106. We note also your reference on page 31, that “[you] believe” our marketplace does not violate PRC laws and regulations prohibiting illegal fundraising. Please ensure that your PRC opinion includes a corresponding assessment; and

In response to the Staff’s comment above, the Company has revised its disclosure on pages 120 and 121 and will ensure that its PRC opinion includes an assessment that the Company’s marketplace does not violate PRC laws and regulations prohibiting illegal fundraising.

•	Revise your discussion of the Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding foreign Investment under “Regulations Related to Company Establishment and Foreign Investment,” on page 108, to make clear the category of your various businesses.

In response to the Staff’s comment above, the Company has revised its disclosure on page 123.

Management, page 115

37.	Please elaborate to explain the functions of the advisory board, the specific responsibilities of the advisory board members and the frequency of advisory board meetings.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 132.

Board of Directors, page 118

38.	Please revise to disclose the information required by Items 6.C.1 and 6.C.2 of Form 20-F.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 134 to include the Company’s directors’ terms of office prior to this offering under the Company’s second amended and restated memorandum and articles of association and to note that its non-executive directors are not entitled to benefits upon termination. The Company’s directors’ terms of office following this offering have not yet been determined, but will be disclosed in a subsequent amendment of the Registration Statement once they are fixed.

Principal Shareholders, page 125

39.	Please revise to identify the natural person(s) with voting or dispositive power over the shares owned by DLB CRF Holdings, LLC.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 140.

Shares Eligible for Future Sale

Lock-Up Agreements, page 150

40.	Please briefly describe the “certain exceptions” to the lock-up agreements.

RESPONSE: The Company respectfully advises the Staff that the terms of the lock-ups agreements are still under negotiation. The Company will include disclosure on the exceptions to the lock-up agreements in a subsequent amendment of the Registration Statement.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

(i) Fair value measurement, pages F-9 – F-10

41.	Please revise to provide the disclosures required by ASC 820-10-50-1 for each of the assets and liabilities measured at fair value. Please also revise to provide the disclosures required by ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-10 to include the required disclosures.

(j) Loans receivable, net, page F-10

42.	If applicable, please expand the note to provide the disclosures pursuant to ASC 310-10-50-33 and 50-34 for the company’s troubled debt restructurings of financing receivables. In addition, refer to ASC 310-10-55-12 for an illustration of certain of the disclosures required by ASC 310-10-50-33 through 50-34.

RESPONSE: The Company respectfully advises that this comment is not applicable as the Company has no restructuring of financing receivables.

(o) Revenue Recognition, page F-12

43.	Please revise the fifth sentence of the first paragraph to refer to ASC Topic 460, Guarantees.

RESPONSE: The Company respectfully advises the Staff that the ASC reference on page F-13 has been revised accordingly.

Note 17. Unaudited pro forma balance sheets and loss per share, page F-26

44.	Please revise the disclosure to refer to the conversion of preferred shares into ordinary shares.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page F-27 accordingly.

Exhibits

45.	Please file all required exhibits as promptly as possible. If you are not in a position to file the legality and tax opinions (listed as exhibits 5.1, 8.1, 8.2 and 99.2) with the next amendment, please provide draft copies for us to review. The drafts should be submitted as correspondence.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it will file all exhibits as promptly as possible. As the Company is not in a position to file the legal and tax opinions with this amendment to the Registration Statement, draft copies are provided as Exhibits A and B to this letter, respectively.

46.	Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•	any agreement, arrangement or understanding with respect to your use of Orchard’s platform to source institutional investors, as discussed on page 98;

•	the agreement among the company, CCB and a third party payment agent, as disclosed on pages 102 – 103;

•	the employment agreements entered into among the company, its subsidiaries and each of your executive officers, as disclosed on page 117;

•	the Obligations Agreements entered into between the company and each of its advisors, as disclosed on page 118; and

•	the Advisory and Incentive Share Agreements, as disclosed on page 121.

Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	any agreement, arrangement or understanding with respect to your use of Orchard’s platform to source institutional investors, as discussed on page 98;

The Company respectfully submits that its agreement with Orchard is not material because it has not sourced any institutional investors through Orchard’s platform to date.

•	the agreement among the company, CCB and a third party payment agent, as disclosed on pages 102 – 103;

Item 601(b)(10)(ii) provides that if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more enumerated categories, in which case the contract shall be filed except where immaterial in amount or significance. The Company respectfully submits that the agreement among the company, CCB and a third-party payment agent is not required to be filed pursuant to Item 601(b)(10) because all marketplace lending companies in China are required to enter into agreements with third-party payment agents to administer payments between borrowers, investors and marketplaces. Accordingly, this agreement is conducted in the ordinary course of business. In addition, the agreement does not fall under any of the enumerated exceptions. Specifically, it is not a contract upon which the registrant’s business is substantially dependent because other third-party payment agents are readily available to provide similar services and the Company foresees no substantial difficulties if it were required to change such service providers.

•	the employment agreements entered into among the company, its subsidiaries and each of your executive officers, as disclosed on page 117;

The Company respectfully submits that Item 601(b)(10)(iii)(C)(5) provides that a foreign private issuer that furnishes compensatory information under Item 402(a)(1) is not required to file its employment agreements with its executive officers if the public filing of the employment agreements, or portions thereof, are not required by the registrant’s home country and are not otherwise publicly disclosed by the registrant. The “Management” section of the Registration Statement contains disclosure of the compensatory information required by Item 402(a)(1) and Items 6.B and 6.E.2 of Form 20-F. In addition, the Company’s home country, the Cayman Islands, does not require the Company to publicly file its employment agreements and the Company has not, and does not plan to, publicly disclose its employment agreements with its executive officers. As a result, the Company believes it is not required to file its employment agreements with its executive officers.

•	the Obligations Agreements entered into between the company and each of its advisors, as disclosed on page 118; and

In response to the Staff’s comment above, the Company notes that it will file a form of Advisory and Incentive Share Agreement as Exhibit 10.6 to the subsequent revised draft of the Registration Statement. A form of Obligations Agreement will be included in Annex 1 to the form of Advisory and Incentive Share Agreement.

•	the Advisory and Incentive Share Agreements, as disclosed on page 121.

In response to the Staff’s comment above, the Company will file a form of Advisory and Incentive Share Agreement as Exhibit 10.6 to the subsequent revised draft of the Registration Statement.

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

CC:	Dr. Zane Wang, Chief Executive Officer and Executive Director, China Rapid Finance Limited
Kerry Shen, Chief Financial Officer, China Rapid Finance Limited

EXHIBIT A

DRAFT OPINION OF MAPLES AND CALDER REGARDING THE VALIDITY

OF THE ORDINARY SHARES BEING REGISTERED AND CERTAIN TAX

AND OTHER LEGAL MATTERS

China Rapid Finance Limited

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 20335

People’s Republic of China

[●] 2015

Dear Sirs

China Rapid Finance Limited

We have acted as Cayman Islands legal advisers to China Rapid Finance Limited (the “Company”) in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended to date relating to the offering by the Company of certain American Depositary Shares (the “ADSs”) representing the Company’s ordinary shares of par value US$[0.0001] each (the “Shares”).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1	Documents Reviewed

For the purposes of this opinion, we have reviewed only originals, copies or final drafts of the following documents and such other documents as we have deemed necessary in order to render the opinions below:

1.1	The Certificate of Registration By Way of Continuation dated 18 August 2015, the Certificate of Incorporation On Change of Name dated 18 August 2015.

1.2	The amended and restated memorandum and articles of association of the Company as adopted by special resolution on 31 July 2015 and effective on registration of the Company by way of continuation in the Cayman Islands on 18 August 2015 (the “Pre-IPO Memorandum and Articles”).

1.3	The amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on [●] 2015 and effective immediately prior to the completion of the Company’s initial public offering of the ADSs representing the Shares (the “IPO Memorandum and Articles”).

1.4	The written resolutions of the directors of the Company dated [●] 2015 (the “Directors’ Resolutions”).

1.5	The minutes (the “Minutes”) of the extraordinary general meeting of the shareholders of the Company held on [●] 2015 (the “Shareholders’ Meeting”).

1.6	A certificate from a Director of the Company, a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.7	A certificate of good standing dated [●] 2015 issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”).

1.8	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	The genuineness of all signatures and seals.

2.3	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions set out below.

3	Opinion

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly registered by way of continuation as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The authorised share capital of the Company, with effect immediately upon the completion of the Company’s initial public offering of the ADSs representing the Shares, will be US$[●] divided into [●] ordinary shares with a par value of US$[0.0001] each.

3.3	The issue and allotment of the Shares have been duly authorised and when allotted, issued and paid for as contemplated in the Registration Statement, the Shares will be legally issued and allotted, fully paid and non-assessable. As a matter of Cayman law, a share is only issued when it has been entered in the register of members (shareholders).

3.4	The statements under the caption “Taxation” in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects and that such statements constitute our opinion.

4	Qualifications

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

In this opinion the phrase “non-assessable” means, with respect to Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

Yours faithfully

Maples and Calder

EXHIBIT B

DRAFT OPINION OF HAIWEN & PARTNERS REGARDING CERTAIN PRC

TAX AND PRC LAW MATTERS

[DRAFT]

[●], 2015

China Rapid Finance Limited

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 20335

People’s Republic of China

Re: The Listing of China Rapid Finance Limited (the “Company”) on the [●] (the “Stock Exchange”)

Ladies and Gentlemen:

We are qualified lawyers of the People’s Republic of China (the “PRC”, for purposes of this legal opinion, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan) and as such are qualified to issue this opinion on PRC Laws (as defined below).

We have acted as your legal counsel on PRC Laws (as defined below) in connection with (a) the proposed initial public offering (the “Offering”) of certain number of American depositary shares (the “ADSs”), each representing certain number of ordinary shares of the Company (the “Ordinary Shares”), by the Company as set forth in the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission in relation to the Offering, and (b) the proposed listing and trading of the Company’s ADSs on the Stock Exchange.

The following terms as used in this opinion are defined as follows.

“M&A Rules” means the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors , which was issued by six PRC regulatory agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration for Foreign Exchange, on August 8, 2006 and became effective on September 8, 2006, as amended by the Ministry of Commerce on June 22, 2009.

“PRC Laws” means all laws, regulations, statutes, rules, decrees, guidelines, notices, and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Subsidiary” means each of, and “PRC Subsidiaries” means all of, Shanghai CRF Business Management Co., Ltd. , Capital Financial Co., Ltd. , Shanghai Shouhang Business Management Co., Ltd. , CRF Finance Lease Co., Ltd. , Shanghai CRF Financial Information Service Co., Ltd. , CRF Wealth Management Co., Ltd. , Haidong CRF Micro-credit Co., Ltd. , Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd. , and Shanghai HML Asset Management Co., Ltd ..

For the purpose of giving this opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued or representations made by officials of government authorities and other public organizations and by officers and representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes and resolutions of or in connection with the PRC Subsidiaries as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect up to the date of the legal opinion and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	the truthfulness, accuracy and completeness of all factual statements in the documents and all other factual information provided to us by each of the Company and the PRC Subsidiaries;

(e)	the truthfulness, accuracy and completeness of the statements made by the Company, the PRC Subsidiaries and relevant government officials in response to our inquiries during the process of our due diligence for the purpose of the Offering;

(f)	in response to our due diligence inquiries, requests and investigation for the purpose of this opinion, all the relevant information and materials that have been provided to us by the Company are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(g)	that all parties thereto have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(h)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the disclosures contained in the Registration Statement and the qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

1.	Each PRC Subsidiary is a limited liability company under PRC Laws, duly incorporated and validly existing under the PRC Laws and has the status of an independent legal person in the PRC.

2.	The M&A Rules purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Offering are subject to the CSRC approval procedures under the M&A Rules. Based on our understanding of the PRC Laws, the Company is not required to obtain approval from the CSRC for listing and trading of the ADSs because (i) the controlling shareholders or controllers of the Company are not PRC domestic companies or individuals, and (ii) the wholly owned foreign invested PRC subsidiaries were established by foreign direct investment or the acquisition of a PRC domestic company before the effective date of the M&A Rules, rather than through merger or acquisition of PRC domestic companies or individuals as defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

3.	The statements made in the Registration Statement under the caption “Taxation—People’s Republic of China Taxation,” with respect to the PRC tax laws and regulations or interpretations, constitute true and accurate descriptions of the matters described therein in all material aspects and such statements represent our opinion.

The foregoing opinion is further subject to the following qualifications:

(a)	we express no opinion as to any Laws other than the PRC Laws in force on the date of this opinion;

(b)	this opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(c)	the PRC Laws referred to herein are Laws currently in force and there is no guarantee that any of such Laws, or the interpretation thereof or enforcement therefore, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

This opinion letter is solely for the benefit of the Company in connection with the Offering. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by anyone else by anyone else without our prior written consent. We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement.

Yours sincerely,

Haiwen & Partners